

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2011

Via E-mail
Dann H. Bowman
President and Chief Executive Officer
Chino Commercial Bancorp
14245 Pipeline Avenue
Chino, California 91710

> **Re: Chino Commercial Bancorp**
> **Registration Statement on Form S-1**
> **Filed September 16, 2011**
> **File No. 333-176882**

Dear Mr. Bowman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Recent Developments

Regulatory Matters, page 12

1. We note that the Bank Board and Management believe that the Bank is currently in "substantial compliance" with the terms of the formal written agreement with the OCC. Please revise to explain in some detail what you mean by this.

2. Please file the written agreement as an exhibit to the registration statement.

3. Please revise to disclose in greater detail all material actions you have taken in response to the written agreement and the MOU to date. Confirm that you will revise any amendments to the registration statement to update this information, as necessary.

Terms of the Offering, page 28

4.   Please revise to clarify whether existing shareholders who own less than ten shares are eligible to participate in the offering.

Distribution to Existing Shareholders, page 29

5.   Please revise the penultimate paragraph on page 29 to disclose, in aggregate, the current number and percentage of shares held by your directors and officers, their ownership level given known current intent and the maximum level that they could own after the offering. Also address the effect of such levels of ownership on their control of the Company, if material.

Part II.

Item 16. Exhibits

6.   We are unable to locate certain footnotes to the Exhibits index. For example, Exhibit 3.1 references footnote 16 and Exhibit 10.8 references footnote 19. These are only examples. Please revise as appropriate.

Item 17. Undertakings

7.   Please revise to include the undertaking in paragraph (c) of Item 512 of Regulation S-K.

Signatures

8.   Form S-1 must be signed by the Principal Financial Officer and the Controller or Principal Accounting Officer. Please identify the person signing in each capacity. See Instruction 1 to Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
        Nikki Wolontis, Esq.
        King, Holmes, Paterno & Berliner, LP